Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal Year Ended
(Dollars In thousands)	October 31, 2013	October 31, 2012	October 31, 2011	October 31, 2010	October 31, 2009
Net (loss) income	$31,295	$(66,197)	$(286,087)	$2,588	$(716,712)
Add:
Federal and state (benefit) income tax provision	(9,360)	(35,051)	(5,501)	(297,870)	44,693
Interest expensed	143,574	152,433	171,845	182,359	200,469
Interest expensed mortgage and financing subsidiaries	3,008	2,514	1,889	1,848	1,728
Interest included in rent expense	5,199	5,663	6,612	7,914	12,206
Distributions of earnings of unconsolidated joint ventures, net of (loss) income from unconsolidated joint ventures	(9,700)	(3,611)	10,541	1,295	50,134
Amortization of bond prepaid expenses	6,045	3,713	3,978	3,310	14,300
Amortization of bond discounts	1,798	3,149	2,069	1,741	1,179
Total income (loss) earnings	$171,859	$62,613	$(94,654)	$(96,815)	$(392,003)
Fixed Charges:
Interest incurred	$132,611	$147,048	$156,998	$154,307	$194,702
Interest incurred mortgage and financing subsidiaries	3,008	2,434	1,959	1,848	1,728
Amortization of bond prepaid expenses	6,045	3,713	3,978	3,310	14,300
Amortization of bond discounts	1,798	3,149	2,069	1,741	1,179
Interest included in rent expense (a)	5,199	5,663	6,612	7,914	12,206
Total fixed charges	$148,661	$162,007	$171,616	$169,120	$224,115
Ratio of earnings to fixed charges	1.2	(b)	(b)	(b)	(b)

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Fiscal Year Ended
(Dollars In thousands)	October 31, 2013	October 31, 2012	October 31, 2011	October 31, 2010	October 31, 2009
Total income (loss) earnings – above	$171,859	$62,613	$(94,654)	$(96,815)	$(392,003)
Total fixed charges – above	$148,661	$162,007	$171,616	$169,120	$224,115
Preferred stock dividends (adjusted to pretax dollars)
Combined fixed charges and preferred stock dividends	$148,661	$162,007	$171,616	$169,120	$224,115
Ratio of earnings to combined fixed charges and preferred stock dividends	1.2	(c)	(c)	(c)	(c)

(a)	Management has determined the interest component of rent expense to be 33%.
(b)

Earnings for the year ended October 31, 2012, 2011, 2010, 2009 and 2008 were insufficient to cover fixed charges for such period by $105.1 million, $272.9 million, $273.8 million, $628.3 million and $1,153.5 million, respectively.

(c)

Earnings for the year ended October 31, 2012, 2011, 2010, 2009 and 2008 were insufficient to cover fixed charges and preferred stock dividends for such period by $105.1 million, $272.9 million, $273.8 million, $628.3 million and $1,153.5 million, respectively.  Due to restrictions in our indentures on our senior and senior secured notes, we are currently prohibited from paying dividends on our preferred stock and did not make any dividend payments in fiscal 2012, 2011, 2010, 2009 and 2008.